TRUST FOR PROFESSIONAL MANAGERS
RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

SMEAD VALUE FUND

Trust for Professional Managers (the “Trust”), on behalf of its series, the Smead Value Fund (the “Fund”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1. Class Designation.  The Fund will offer three classes of shares to be known as the Investor Class Shares, Institutional Class Shares and Class A Shares (each, a “Class”, and collectively, the “Classes”).

2. Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Smead Value Fund

Investor Class:
Investor Class shares will be offered for sale at net asset value without the imposition of a sales charge.  Investor Class shares will be subject to a distribution and shareholder servicing plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual 12b-1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis.  The Distribution Plan fees for the Investor Class shares will be used to pay the Fund’s distributor a distribution and shareholder servicing fee for promoting and distributing Investor Class shares and for providing shareholder services and others who render assistance in distributing, promoting or providing shareholder services to shareholders of Investor Class shares.  Investor Class shares are not subject to any sales charges.

Institutional Class:
Institutional Class shares will be offered for sale at net asset value.  Institutional Class shares will be subject to a shareholder servicing plan (the “Shareholder Servicing Plan”), which provides for an annual shareholder servicing fee of 0.10% of the average daily net assets of the Fund attributable to Institutional Class shares.  The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for Institutional Class shareholders and/or the maintenance of Institutional Class shareholder accounts.  The implementation of the Shareholder Servicing Plan with respect to the Institutional Share class shall be deferred, and no payments or accruals shall be made thereunder, until the Board of Trustees, including the Disinterested Trustees, adopt a further resolution approving the implementation of the Plan on behalf of the Institutional Share class.

Class A Shares:
Class A shares will be offered for sale subject to a maximum front-end sales charge of 5.75%, subject to certain exceptions as set forth in the Fund’s Prospectus, and a contingent deferred sales charge of 1.00% is applied to Class A shares purchased at the $1,000,000 breakpoint (as described in the Fund’s Prospectus) that are redeemed within 18 months of purchase.  Class A shares will be subject to the Distribution Plan, which provides for an annual Rule 12b-1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis.  The Distribution Plan fees for the Class A shares will be used to pay: (i) the Fund’s distributor a Rule 12b-1 distribution fee of 0.25% for promoting and distributing Class A shares; and (ii) others who render assistance in distributing or promoting Class A shares.  Class A shares will also be subject to the Shareholder Servicing Plan, which provides for an annual shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis.  The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for Class A shareholders and/or the maintenance of Class A shareholder accounts.

3. Expense Allocations.  The following expenses for the Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4. Conversions.  There are no automatic conversion features associated with the Investor Class, Institutional Class or Class A shares.  Shareholders may elect on a voluntary basis to convert their shares in one class of the Fund of into shares of a different class of the Fund, subject to satisfying the eligibility requirements for investment in the new share class.  Shares may only be converted into a share class with a lower expense ratio than the original share class.

5. General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted by the Trust on July 28, 2009
As amended on November 16, 2009 and October 24, 2013